UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                       SENSORMATIC ELECTRONICS CORPORATION
                    ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                    817265101
                              -------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 1997
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.




                         Continued on following page(s)
                               Page 1 of 24 Pages
                             Exhibit Index: Page 19

------------------------

*       Initial filing with respect to Soros Fund Management LLC and Mr. Stanley
        F. Druckenmiller.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,297,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.81%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,297,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.81%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
   Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,297,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.81%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,297,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.81%

14      Type of Reporting Person*

               OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         1,399,600
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,399,600
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    5,696,800

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             7.70%

14      Type of Reporting Person*

               IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,297,200

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.81%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         251,600
   Shares
Beneficially          8      Shared Voting Power
  Owned By                             0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           251,600
    With
                      10     Shared Dispositive Power
                                       0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    251,600

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                              .34%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         490,004
   Shares
Beneficially          8      Shared Voting Power
  Owned By                                  0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           490,004
    With
                      10     Shared Dispositive Power
                                            0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    490,004

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                              .66%

14      Type of Reporting Person*

               PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 24 Pages

                                  SCHEDULE 13D

CUSIP No. 817265101


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a. [_]
                                            b. [X]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         537,458
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          4,297,200
    Each
  Reporting           9      Sole Dispositive Power
   Person                           537,458
    With
                      10     Shared Dispositive Power
                                    4,297,200

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,834,658

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             6.54%

14      Type of Reporting Person*

               IA;IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 24 Pages

               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Sensormatic Electronics Corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated September 18, 1995 and Amendment No. 1 thereto dated February 9, 1996 (collectively, the "Initial Statement") filed by certain of the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report an agreement between one of the Reporting Persons and SFM LLC pursuant to which SFM LLC has been granted investment discretion over the Shares held for the account of Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Industrial"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

          This statement is being filed on behalf of each of the following persons (collectively, the Reporting Persons"):

        i)     Quantum Industrial;

        ii)    QIH Management Investor, L.P. ("QIHMI");

        iii)   QIH Management, Inc. ("QIH Management");

        iv)    SFM LLC;

        v)     George Soros ("Mr. Soros");

        vi)    Stanley F. Druckenmiller ("Mr. Druckenmiller");

        vii)   Winston Partners, L.P. ("Winston");

        viii)  Chatterjee Fund Management, L.P. ("CFM"); and

        ix)    Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 12 of 24 Pages

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               In connection with the restructuring of the business of SFM, which will now be conducted through SFM LLC, Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "Quantum Industrial Contract").

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the Quantum Industrial Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Industrial.

               Open Society Institute, a New York trust ("OSI"), is a charitable foundation. Mr. Soros serves as one of the ten trustees of OSI. Mr. Soros, in his capacity as a Trustee of OSI, occasionally exercises voting and dispositive power over securities held for the account of OSI, and as such may be deemed the beneficial owner of such securities, including the Shares.

                                                             Page 13 of 24 Pages


               During the past five years, except as disclosed in the Initial Statement, none of the Reporting Persons, OSI, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of OSI, Quantum Industrial, Mr. Soros, Winston, CFM and/or Dr. Chatterjee were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, OSI and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Quantum Industrial, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 4,297,200 Shares held for the account of Quantum Industrial (approximately 5.81% of the total number of Shares outstanding).

                    (ii)  Mr.  Soros  may be  deemed  the  beneficial  owner  of
5,696,800 Shares (approximately 7.70% of the total number of Shares outstanding). This number consists of (A) 1,388,850 Shares held for his personal account, (B) the 4,297,200 Shares held for the account of Quantum Industrial and
(C) 10,750 Shares held for the account of OSI.

                    (iii) Winston may be deemed the beneficial owner of the 251,600 Shares currently held for its account (approximately .34% of the total number of Shares outstanding).

                    (iv) CFM may be deemed the beneficial owner of 490,004 Shares (approximately .66% of the total number of Shares outstanding). This number consists of (A) the 238,404 Shares held for its account and (B) the 251,600 Shares held for the account of Winston.

                    (v) Dr. Chatterjee may be deemed the beneficial owner of 4,834,658 Shares (approximately 6.54% of the total number of Shares outstanding). This number consists of (A) 47,454 Shares held for his personal account, (B) 251,600 Shares held for the account of Winston, (C) 4,297,200 Shares held for the account of Quantum Industrial and (D) 238,404 Shares held for the account of CFM.

               (b) (i) Each of Quantum Industrial, QIHMI, QIH Management, SFM LLC (by virtue of the Quantum Industrial Contract), Mr. Soros (as result of his position with SFM LLC), Mr. Druckenmiller (as a result of his position with SFM
LLC) and Dr. Chatterjee (as a result of his position as a sub-investment advisor to Quantum Industrial with respect to the Shares) may be deemed to have the

                                                             Page 14 of 24 Pages


shared power to direct the voting and disposition of the 4,297,200 Shares held for the account of Quantum Industrial.

                    (ii) Mr. Soros has the sole power to vote and dispose of the 1,388,850 Shares held for his personal account. Mr. Soros, by virtue of the fact that he occasionally exercises voting and dispositive power over securities held for the account of OSI, may be deemed to have the sole power to direct the voting and disposition of the 10,750 Shares held for the account of OSI.

                    (iii) Each of Winston, CFM (as the sole general partner of Winston) and Dr. Chatterjee (as the sole general partner of CFM) may be deemed to have the sole power to direct the voting and disposition of the 251,600 Shares held for the account of Winston.

                    (iv) Each of CFM and Dr. Chatterjee, as the sole general partner of CFM, may be deemed to have the sole power to direct the voting and disposition of the 238,404 Shares held for the account of CFM.

                    (v) Dr. Chatterjee has the sole power to vote and dispose of the 47,454 Shares held for his personal account.

               (c) Except as disclosed in Item 2 hereof and on Annex B attached hereto which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 2, 1996 (60 days prior to the date hereof) by any of the Reporting Persons and OSI.

               (d) (i) The shareholders of Quantum Industrial, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Quantum Industrial in accordance with their ownership interests in Quantum Industrial.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, securities (including the Shares) held for his personal account.

                    (iii) The partners of Winston have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their partnership interests in Winston.

                    (iv) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, securities, including the Shares, held for the account of Winston in accordance with their partnership interests in CFM.

                    (v) OSI has the sole right to participate in the receipt of dividends from, and proceeds from the sale of securities, held for its account.

               (e) Not applicable.

               Each of Quantum Industrial, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of Shares not held

                                                             Page 15 of 24 Pages

directly for the account of the Quantum Industrial. Mr. Soros expressly disclaims beneficial ownership of any Shares not held directly for his account and the accounts of the Quantum Industrial and OSI. Winston expressly disclaims beneficial ownership of any Shares not held directly for its account. CFM expressly disclaims beneficial ownership of any Shares not held directly for its account and the account of Winston. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held directly for his account and the accounts of Quantum Industrial, Winston and CFM. The inclusion of the Shares held for the account of OSI herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               From time to time, each of the Reporting Persons, OSI and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons, OSI and/or other SFM Clients may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, none of the Reporting Persons, OSI and/or the SFM Clients has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C.  Joint  Filing  Agreement  dated  January 1, 1997 by and among
Quantum   Industrial,   QIHMI,   QIH  Management,   SFM  LLC,  Mr.  Soros,   Mr.
Druckenmiller, Winston, CFM and Dr. Chatterjee.

               D. Power of Attorney dated September 14, 1995, granted by Quantum Industrial in favor of Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                                                             Page 16 of 24 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997                  QUANTUM INDUSTRIAL PARTNERS LDC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ SEAN C. WARREN
                                                  -----------------------------
                                                  Sean C. Warren
                                                  Vice President


                                        QIH MANAGEMENT, INC.

                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Managing Director

                                                             Page 17 of 24 Pages

                                        GEORGE SOROS


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER


                                        By:  /S/ SEAN C. WARREN
                                             ----------------------------------
                                             Sean C. Warren
                                             Attorney-in-Fact


                                        WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             its General Partner

                                             By:  Purnendu Chatterjee,
                                                  its General Partner

                                                   By: /S/ PETER HURWITZ
                                                       ------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact


                                        CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             its General Partner


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                        PURNENDU CHATTERJEE


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

                                                             Page 18 of 24 Pages

                                     ANNEX A


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                                 Scott K. H. Bessent
                                   Walter Burlock
                                 Jeffrey L. Feinberg
                                    Arminio Fraga
                                   Gary Gladstein
                                  Robert K. Jermain
                                   David N. Kowitz
                                 Alexander C. McAree
                                    Paul McNulty
                                Gabriel S. Nechamkin
                                     Steven Okin
                                    Dale Precoda
                                 Lief D. Rosenblatt
                                   Mark D. Sonnino
                               Filiberto H. Verticelli
                                   Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                                                             Page 19 of 24 Pages


                                                 ANNEX B

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                   SENSORMATIC ELECTRONICS CORPORATION



                                Date of          Nature of
For the Account of            Transaction       Transaction      Number of Shares     Price Per Share
------------------          -------------       -----------      ----------------     ---------------

QIP\1\                         12/03/96            Sale               22,100               $20.147



Open Society Institute\1\      11/27/96            Sale                1,000                20.064

                               11/29/96            Sale                  200                20.147

                               12/02/96            Sale                  900                20.014

                               12/03/96            Sale                  350                20.147



George Soros\1\                11/27/96            Sale               64,000                20.064

                               11/27/96            Sale               35,000                20.064

                               11/29/96            Sale               18,800                20.147

                               12/02/96            Sale               32,200                20.014

                               12/02/96            Sale                4,300                20.014

                               12/02/96            Sale                4,300                20.014

                               12/02/96            Sale               11,200                20.014

                               12/02/96            Sale               23,200                20.014

                               12/02/96            Sale               11,200                20.012

                               12/03/96            Sale                7,250                20.147








----------------------

1.   Transactions effected at the direction of Mr. Soros.


                                                             Page 20 of 24 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of  Attorney  dated as of  January  1,  1997
     granted by Mr.  George  Soros in favor of Mr. Sean
     C.      Warren     and     Mr.      Michael     C.
     Neus................................................................. 20

B.   Power of  Attorney  dated as of  January  1,  1997
     granted by Mr. Stanley F.  Druckenmiller  in favor
     of  Mr.  Sean  C.   Warren  and  Mr.   Michael  C.
     Neus................................................................. 21

C.   Joint Filing  Agreement  dated  January 1, 1997 by
     and among  Quantum  Industrial  Partners  LDC, QIH
     Management Investor,  L.P., QIH Management,  Inc.,
     Soros Fund Management  LLC, Mr. George Soros,  Mr.
     Stanley F. Druckenmiller,  Winston Partners, L.P.,
     Chatterjee Fund Management, L.P., and Dr. Purnendu
     Chatterjee............................................................22